Exhibit 99.1

FIRST AMENDMENT TO SHAREHOLDERS RIGHTS AGREEMENT

First Amendment, dated as of October 21, 2025 (this “Amendment”), to the Shareholders Rights Agreement, dated as of October 19, 2010 (the “Rights Agreement”), by and between Costamare Inc., a Marshall Islands corporation (the “Company”), and Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC), as Rights Agent (the “Rights Agent”).

WHEREAS, the Company may from time to time supplement or amend the Rights Agreement pursuant to, and on the terms and conditions set forth in, Section 27 thereof; and

WHEREAS, the Company desires to amend the Rights Agreement as provided herein and subject to the terms and conditions hereof.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto hereby agree as follows:

SECTION 1. Capitalized Terms.  Capitalized terms used and not defined herein have the meanings ascribed to them in the Rights Agreement.

SECTION 2. Amendments.

(a)          All references to “15%” in (i) the definition of “Acquiring Person” in Section 1 of the Agreement and (ii) the Summary of Rights are hereby replaced by the following:

“15% (or 5% in the case of a U.S. Person).”

(b)          The first sentence in the definition of “Acquiring Person” in Section 1 of the Agreement is hereby amended to add the following exception as clause (v) thereof:

“or (v) any U.S. Person who or which is, as of the first public announcement of the First Amendment, dated as of October 21, 2025 (the “Amendment”), to the Rights Agreement, the Beneficial Owner of 5% or more of the shares of Common Stock then outstanding, in which case such Person shall not be deemed to be an “Acquiring Person” unless and until such time as such Person shall, after the first public announcement of the Amendment, become the Beneficial Owner of any additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock in shares of Common Stock pursuant to a split or subdivision of the outstanding shares of Common Stock), unless, upon becoming the Beneficial Owner of such additional shares of Common Stock, such Person is not then the Beneficial Owner of 5% or more of the shares of Common Stock then outstanding.”

(c)          Section 1 of the Rights Agreement is hereby amended to include the following definition:

““U.S. Person” shall mean any Person who or which is, or the ultimate parent or Beneficial Owner of such Person who or which is, organized under the laws of the United States of America or any State of the United States of America (or in the case of a natural person, is a legal resident of the United States of America or any State of the United States of America); provided, however, that the Board may exempt a Person from constituting a U.S. Person for purposes of this Rights Agreement and in granting an exemption under this definition, the Board may require such Person to make certain representations, undertakings or covenants or to agree that any violation or attempted violation of such representations, undertakings or covenants will result in such consequences and be subject to such conditions as the Board may determine, including that any such violation shall result in such Person becoming a U.S. Person for purposes of this Rights Agreement.”

SECTION 3. Determinations and Actions by the Board, etc.  The second sentence of Section 29 of the Rights Agreement is hereby amended and restated in its entirety as follows:

“The Board shall have the exclusive power and authority to administer this Rights Agreement and to exercise all rights and powers specifically granted to the Board, or the Company, or as may be necessary or advisable in the administration of this Rights Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Rights Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Rights Agreement (including a determination to redeem or not redeem the Rights or to amend this Rights Agreement and a determination of whether any Person shall be deemed to be a U.S. Person for any purposes of this Rights Agreement).”

SECTION 4. Full Force and Effect.  Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof.

SECTION 5. Governing Law.  This Amendment shall be deemed to be a contract made under the laws of New York and for all purposes shall be governed by and construed in accordance with the laws of such jurisdiction applicable to contracts to be made and performed entirely within such jurisdiction.

SECTION 6. Counterparts; Effectiveness.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Amendment transmitted electronically shall have the same authority, effect and enforceability as an original signature.  This Amendment shall become effective on the date first referenced above.

SECTION 7. Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

SECTION 8. Rights Agreement as Amended.  From and after the date hereof, any reference to the Rights Agreement and the form of Right Certificate attached thereto shall mean such agreement or certificate, as applicable, as amended hereby.

SECTION 9. Severability.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

COSTAMARE INC.,

By:	/s/ Gregory G. Zikos
	Name:	Gregory G. Zikos
	Title:	Chief Financial Officer

EQUINITI TRUST COMPANY, LLC (formerly known as American Stock Transfer & Trust Company, LLC),

By:	/s/ Steve Hoffman
	Name:	Steve Hoffman
	Title:	Senior Vice President

[Signature Page to CMRE First Amendment to Shareholders Rights Agreement]